Filed by EQV Ventures Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EQV Ventures Acquisition Corp.

Commission File No.: 001-42207

Date: September 4, 2025

The following article was published by Hart Energy on September 4, 2025.

CEO: Presidio Takes Western Anadarko PDP Story Public Via SPAC

Presidio Petroleum sees an opportunity to stand out among a shrinking number of public U.S. E&Ps.

The Western Anadarko oil and gas producer aims to go public through a reverse merger with EQV Ventures Acquisition Corp., a special purpose acquisition company (SPAC).

Will Ulrich, Presidio’s founder and co-CEO, argues that the public markets need greater access to companies like Presidio.

Will Ulrich, founder and co-CEO, Presidio Petroleum (Source: Presidio)

Presidio isn’t focused on drilling new wells itself. The company acquires long-life, maturing oil and gas wells, with its current portfolio focused on western Oklahoma and the Texas Panhandle.

“We don’t have 35%-declining production and the need for constant reinvestment,” Ulrich said in an interview with Hart Energy. “We’re not comparing where our next best drilling location is, or what acres is better than this acre.”

“We are fully focused on being the most efficient operator of these existing oil and gas wells.”

Fort Worth, Texas-based Presidio operates over 2,000 maturing wells in the Western Anadarko. Net production is expected to average around 26,000 boe/d this year.

Presidio bought its first assets in the basin in 2018 in conjunction with backing from Morgan Stanley Energy Partners. The company followed with a major acquisition from Apache parent company APA Corp. in 2019.

Though Presidio doesn’t drill, it has interesting drilling opportunities at its disposal. The company has executed farm-outs with blue-chip E&Ps like Mewbourne Oil.

And last year, Presidio sold 100,000 acres prospective for the emerging Cherokee play in an accretive cash transaction.

Ulrich spoke with Hart Energy’s Senior Editor of Shale and A&D Chris Mathews in August to discuss the SPAC merger and Presidio’s strategy in the Western Anadarko.

This interview has been edited for length and clarity.

Chris Mathews: What interested Presidio in the Western Anadarko and Texas Panhandle?

Will Ulrich: Basically, our approach to investing and to buying assets is we want to make sure that we are creating several different avenues for winning. And when you look at a basin, the Western Anadarko is a good example of that.

Our strategy is not to go buy acreage and drill wells. We want to go buy existing production. So, it was an area that was scalable. We were able to go buy a starter asset, and we knew there was going to be an expansion opportunity—that we called our “land and expand.” We wanted some place where there was a roll-up story, and we knew that it wasn’t just going to be a one-and-done deal.

We felt like we could really optimize the production and the operating expenses on the wells. The assets had seen incredibly high levels of drilling activity until they were kind of abruptly shut off in 2014 and 2015. Then, there was a shift away from the basin in terms of capital for drilling.

There wasn’t a replacement of people who were focused on the efficient operation of those wells. We were able to bring that differentiated skillset and viewpoint. It was a place that was ripe for getting those optimizations.

The SPAC merger will combine EQV’s and Presidio’s assets in the Texas Panhandle and Oklahoma. (Source: EQV)

Other reasons we like it: It’s got good access to markets. There’s tons of infrastructure nearby. You don’t have to worry about constraints on the gas side.

It’s [a] multi-zone stacked pay, so there’s many different producing horizons. It was what we consider to be option value—as prices increase, some of that acreage turns on.

While we don’t drill [the acreage] ourselves, we do farm it out. We have a few large farm-outs with Mewbourne [Oil], who drills on our acreage.

And we’ve also outright sold acreage. We sold 100,000 acres in the Cherokee last year, which was just a cash transaction and highly accretive. We didn’t pay anything for it in our acquisitions. Then, we were able to sell it for a really attractive price.

So, the basin ticked all of our boxes. It wasn’t the only basin that we looked at, and it’s still not. We needed to look at opportunities in other basins. But that’s kind of our lens.

CM: Do you manage mostly old verticals, newer horizontals or a mix?

WU: About 50:50. There are the legacy vertical wells. And then also, there was a lot of horizontal Granite Wash and other types of development in the 2010 to 2014 timeframe.

The Cleveland, Marmaton and Red Fork were the other oilier plays that people went for. There are a lot of them. I think there are about 10 stacked pays there.

CM: Is Presidio an acquisition company? Do you grow by basically going out and finding PDP assets to offset your shallow declines?

WU: The way we think about it is we now have this public platform. It’s got an attractive current cash yield from the dividend. But it also has a significant growth wedge that comes from making these acquisitions.

When we look to acquire assets, our model shows that they can be accretive to the dividend. They can be neutral or beneficial to leverage. And they can also generate long-term equity value and growth because of our ability to go in and optimize costs and production.

The combination of those allows us to have a pretty wide-open field, particularly with this public currency. It’s a pretty short list of names out there. I think there’s going to be more than enough asset supply to go around.

CM: What do you think about the role of a small- to mid-cap public company entering this space?

WU: Certainly, our business is unique to the marketplace. We’re not drilling wells. We don’t have 35%-declining production and the need for constant reinvestment. We’re not comparing where our next best drilling location is, or what acre is better than this acre.

We are fully focused on being the most efficient operator of these existing oil and gas wells. We have kind of our Presidio magic and our playbook, and we’ve done a really great job of effectively digitizing a hard asset industry. We have this tech overlay that allows us to be more efficient than our peers.

I think it’s a pretty unique story to bring to the market. I think there is a role for the small- and mid-caps generally in the E&P space. But this, I think, is separated from those names in the sense that Presidio is a very different business model.

My hope is that it’s not a SMID-cap for long. As we grow, I’ll be eager to increase our enterprise value rather quickly.

CM: Will you consider M&A outside of the Western Anadarko?

WU: We’re not limiting ourselves to the Western Anadarko Basin. You zoom out more broadly to the Anadarko, and then you zoom out more broadly to the Midcontinent. There are a lot of private equity assets.

As we’ve seen with all this consolidation in the publics, there are a lot of assets that are coming to market—like the old Marathon Oil assets. That’s a good example of that in the Anadarko Basin. But I think the real driver, though, is kind of end-of-fund private equity.

I think also the ability to take back equity—public equity—is a strong differentiator for at least the private buyer universe who can just offer cash. We saw that with Mach’s recent Sabinal and IKAV deals. Those sellers took back 100% equity in those transactions.

CM: How long until the combination with the EQV SPAC is completed and Presidio is a public company?

WU: We’re going to have to work through the [Securities and Exchange Commission] process. We have to get our S-4 filed and go back and forth with comments, and then have the vote.

But I think, ideally for us, it’s by the end of the year.

Forward-Looking Statements

This article includes “forward-looking statements.” These include the expectations, hopes, beliefs, intentions or strategies regarding the future for EQV Ventures Acquisition Corp. (“EQV”), Prometheus PubCo Inc. (“Presidio”), EQV Resources LLC (“EQV Resources”) or Presidio Investment Holdings LLC (“PIH”), or those of their respective management teams. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Presidio’s, PIH’s, EQV Resources’ and EQV’s expectations with respect to future performance, the capitalization of EQV or Presidio after giving effect to the proposed business combination and related transactions with EQV Resources (the “proposed business combination”) and expectations with respect to the future performance and the success of Presidio following the consummation of the proposed business combination. These statements are based on various assumptions, whether or not identified in this article, and on the current expectations of Presidio’s, PIH’s, EQV’s and EQV Resources’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Presidio, PIH, EQV Resources and EQV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; benefits from hedges and expected production; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Presidio or the expected benefits of the proposed business combination or that the approval of the shareholders of EQV is not obtained; failure to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Presidio to grow and manage growth profitably, maintain key relationships and retain its management and key employees; risks related to the uncertainty of the projected financial information with respect to PIH or Presidio; risks related to PIH’s current growth strategy; the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed business combination; the outcome of any legal proceedings that may be instituted against any of the parties to the potential business combination following its announcement and any definitive agreements with respect thereto; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; risks that PIH or Presidio may not achieve their expectations; the ability to meet stock exchange listing standards following the proposed business combination; the risk that the proposed business combination disrupts the current plans and operations of PIH; costs related to the potential business combination; changes in laws and regulations; risks related to the domestication of EQV as a Delaware corporation; risks related to Presidio’s ability to pay expected dividends; the extent of participation in rollover agreements; the amount of redemption requests made by EQV’s public equity holders; and the ability of EQV or Presidio to issue equity or equity-linked securities or issue debt securities or enter into debt financing arrangements in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by PIH, EQV or Presidio resulting from the proposed business combination with the SEC, including under the heading “Risk Factors” in the Registration Statement. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Presidio, PIH, EQV Resources nor EQV presently know or that Presidio, PIH, EQV Resources or EQV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Presidio’s, PIH’s, EQV Resources’ and EQV’s expectations, plans or forecasts of future events and views as of the date they are made. Presidio, PIH, EQV Resources and EQV anticipate that subsequent events and developments will cause Presidio’s. PIH’s, EQV Resources’ and EQV’s assessments to change. However, while Presidio, PIH, EQV Resources and EQV may elect to update these forward-looking statements at some point in the future, Presidio, PIH, EQV Resources and EQV specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Presidio’s, PIH’s, EQV Resources’ or EQV’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. None of Presidio, PIH, EQV Resources, EQV, or any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this article contains certain information about the historical performance of PIH. You should not view information related to the past performance of PIH as indicative of future results. Certain information set forth in this article includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, EQV and Presidio plan to file a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a prospectus with respect to Presidio’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of EQV to vote on the proposed business combination. EQV, Presidio and PIH also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of EQV as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF EQV AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Presidio, PIH, EQV Resources and EQV once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by EQV may be obtained free of charge from EQV at www.eqvventures.com. Alternatively, these documents, when available, can be obtained free of charge from EQV or Presidio upon written request to EQV Ventures Acquisition Corp., 1090 Center Drive, Park City, Utah, 84098, Attn: Secretary, or by calling (405) 870-3781. The information contained on, or that may be accessed through the websites referenced in this article is not incorporated by reference into, and is not a part of, this article.

Participants in the Solicitation

EQV, EQV Resources, PIH, Presidio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EQV in connection with EQV’s shareholder meeting. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of EQV’s executive officers and directors in the solicitation by reading EQV’s annual report on Form 10-K, filed with the SEC on March 31, 2025, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of EQV’s participants in the solicitation, which may, in some cases, be different from those of EQV’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This article shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of EQV, PIH, EQV Resources or Presidio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This article is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

5